Exhibit 99. 1

AEGON releases EUR 315 million of capital through securitization

AEGON announced today that it has successfully completed an innovative securitization transaction to improve capital efficiency and optimize the capital structure as part of the Group’s new strategy. This transaction adds around EUR 315 million (GBP 250 million) of core capital, thus enhancing the financial flexibility of the Group. Also, the transaction improves the return on capital (RoC1) deployed in the United Kingdom.

In June 2008, AEGON announced three strategic priorities to support its growth ambitions: to reallocate capital toward businesses with higher growth and return prospects, to improve growth and returns from existing businesses, and to manage AEGON as an international Group. This transaction supports each of these priorities.

AEGON’s CEO and Chairman of the Executive Board, Alexander Wynaendts says: “Innovative transactions such as this enable us to manage capital more effectively across the AEGON Group, representing one of our key strategic objectives. The fact that we’ve completed this transaction in the current financial environment reflects confidence in AEGON’s continued financial strength.”

The private transaction, structured by Barclays Capital and rated by Fitch as single A , is a value in-force (VIF) securitization which enables AEGON to monetize the value of a portion of future profits from a book of unit-linked business within its UK operations. In addition, each year for the first three years, AEGON has the option to contribute new business to maintain the level of financing outstanding.

In January 2007, AEGON completed a securitization, which enabled the company to release capital of GBP 90 million from its UK business, which won acclaim for its innovative approach and won the award for “Deal of the Year” from the magazine Life & Pensions.

AEGON will continue to explore further opportunities, such as securitizations, to improve its capital efficiency, optimize its capital allocation and improve returns.

1)	Net underlying earnings / average capital excluding revaluation reserves

Media relations	Website	20080721
+31 (0)70 344 8344	www.aegon.com
Investor relations
+31 (0)70 344 8305

About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Phone: + 31 (0)70 – 344 8344	Phone: + 31 (0)70 – 344 8305 or + 1 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Local knowledge. Global power. | Page 2 of 2